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Exhibit 99.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

March 29, 2002

Dear Sir or Madam:

Arthur Andersen has represented to 1-800 CONTACTS, INC. that the audit completed as of December 29, 2001 and for the fiscal year then ended was subject to Arthur Andersen's quality control system for the United States accounting and audit practice. Arthur Andersen has provided assurance to 1-800 CONTACTS, INC. that the audit was conducted in compliance with professional standards, with the appropriate continuity of personnel working on the audit, that national office consultation was available and personnel at foreign affiliates of Arthur Andersen were available to conduct the relevant portions of the audit.

Sincerely,

/s/ Scott Tanner

Scott Tanner
Chief Operating Officer and Chief Financial Officer